UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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09057211

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51850

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
LiquidPoint LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
311 S. Wacker Drive, Suite 4700
(No. and Street)

Chicago	**IL**	**60606**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anthony J. Saliba **(312) 986 2006**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

200 Clarendon Street	**Boston**	**MA**	**02116**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 11 2009
THOMSON REUTERS

SEC Mail Processing Section
FEB 25 2009
Washington, DC
101

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony Saliba, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of LIQUIDPOINT LLC, as of December 31st, 2008, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
PATRICIA M SUERTH
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:08/13/12

Patricia M Suerth

Notary Public

Anthony J. Saliba, President and Chief Executive Officer

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Supplementary Report of Independent Registered Public Accounting Firm required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LiquidPoint LLC

Statement of Financial Condition

December 31, 2008

Contents

Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072

Tel: +1 617 266 2000
Fax: +1 617 266 5843
www.ey.com

Report of Independent Registered Public Accounting Firm

The Member and Board of Managers of
LiquidPoint LLC

We have audited the accompanying statement of financial condition of LiquidPoint LLC (the "Company") as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of LiquidPoint LLC at December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

ERNST & YOUNG LLP

February 23, 2009

LiquidPoint LLC

Statement of Financial Condition

December 31, 2008

Assets	
Cash and cash equivalents	$ 5,651,214
Deposits with clearing organizations	1,695,465
Receivable from brokers and dealers and unbilled revenue	2,287,615
Fees receivable and unbilled revenue, net of allowance for doubtful accounts of $11,792	4,529,931
Fixed assets, net	1,782,812
Goodwill	301,168
Other assets	198,380
Total assets	$16,446,585
Liabilities and member's equity	
Liabilities:	
Accrued compensation and other liabilities	$ 3,433,197
Accounts payable and other accrued expenses	1,357,473
Deferred revenue	268,325
Total liabilities	5,058,995
Member's equity	11,387,590
Total liabilities and member's equity	$16,446,585

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Description of Business

LiquidPoint LLC (the "Company"), an Illinois Limited Liability Company, is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the Chicago Board Options Exchange, the National Futures Association and various other options exchanges in the United States. The Company provides listed options execution, brokerage and trading technology services on an agency basis to its institutional, prime broker, hedge fund, financial intermediary and options exchange customers.

The Company is a wholly owned subsidiary of BNY ConvergEx Group, LLC ("Group" or "Parent"). ConvergEx Holdings LLC ("Holdings") and Eze Castle Software, Inc. ("Eze Inc") own all of the membership interests in Group (together, Holdings, Group, and Eze Inc. to be referred to as "ConvergEx"). The Bank of New York Mellon Corporation ("BNY Mellon") and private investment funds managed by GTCR Golder Rauner, LLC, a private equity firm, each hold a 33.7 percent ownership stake in Holdings, with the remaining ownership stake held by former Eze Inc shareholders and ConvergEx's management team.

2. Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

Options Routing Fees

The Company earns options routing fees by directing trading volume to options exchanges and market makers. Fees are recorded as revenue when the service is delivered, provided that evidence of the arrangement exists, related fees are fixed or determinable, and collection of the related receivable is reasonably assured.

Commissions

Commission income is earned through the execution of customer option trades. Revenue is recognized upon trade execution or the volume of directed trades, provided that evidence of the arrangement exists, related fees are fixed or determinable, and collection of the related receivable is reasonably assured.

2. Significant Accounting Policies (continued)

Software Technology Fees

Software technology fees include revenues from software license, maintenance, facilities management and custom development services provided. Software license, maintenance and facilities management fees are accounted for in accordance with AICPA Statement of Position No. 97-2, *Software Revenue Recognition.* Custom development fees are accounted for in accordance with Securities and Exchange Commission ("SEC") Staff Accounting Bulletin No. 104, *Revenue Recognition.*

Interest Income

Interest income consists of interest earned from deposits held at financial institutions and clearing organizations. Interest income is recorded on an accrual basis.

Other Revenues

Other revenues consist primarily of sublease rental income. Sublease rental income is recognized on a straight-line basis over the life of the lease.

Cash and Cash Equivalents

All unrestricted highly liquid investments with initial or remaining maturities of less than 90 days at the time of purchase are considered cash and cash equivalents. These investments include demand deposits, money market accounts and U.S. treasury bills.

Deposits with Clearing Organizations

Deposits with clearing organizations consist of $1,500,000 of short term U.S. treasury bills and $195,465 of cash. U.S. treasury bills are recorded on a trade date basis at fair value.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is based on the Company's assessment of the collectability of receivables from brokers and dealers and fees receivable. The Company considers factors such as historical experience, credit quality, age of balances, and current economic conditions that may affect collectability in determining the allowance for doubtful accounts.

2. Significant Accounting Policies (continued)

Fair Value of Financial Instruments

The carrying amounts reported in the statement of financial condition for cash and cash equivalents and deposits with clearing organizations approximate fair value because the maturity of these financial instruments are immediate or short-term and daily repricing features. Other assets and liabilities which are carried at contractual amounts that approximate fair value due to their short-term nature are receivables, payables and accrued liabilities.

Fixed Assets

Fixed assets are reported at cost, net of accumulated depreciation and amortization. Furniture and equipment and computer hardware are depreciated on a straight-line basis over estimated useful lives between three and ten years. Purchased software costs are amortized on a straight-line basis over three years. Leasehold improvements are amortized on a straight-line basis over the life of the lease or the improvement, whichever is shorter.

The Company capitalizes certain costs incurred in connection with developing or obtaining software for internal use. Qualifying internally developed software costs are capitalized in accordance with American Institute of Certified Public Accountants ("AICPA") Statement of Position No 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*, and amortized over three years. The Company evaluates internally developed software for impairment on at least an annual basis and whenever changes in circumstances indicate impairment could exist.

Goodwill and Other Intangible Assets

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*, goodwill and indefinite lived intangible assets are not amortized, but are reviewed for impairment on at least an annual basis and whenever changes in circumstances indicate impairment could exist. In addition, definite life intangibles assets are reviewed for impairment on at least an annual basis and whenever changes in circumstances indicate impairment could exist. No events have occurred that would indicate the fair value of goodwill or other definite and indefinite-lived intangible assets may be less than its carrying value.

Other Assets

Other assets primarily consist of prepaid assets of $127,458 and clearing organization receivable of $70,922.

2. Significant Accounting Policies (continued)

Income Taxes

The Company, as a single member limited liability company, is disregarded for federal, state and local income tax purposes. The Company is subject to New York City Unincorporated Business Tax, pursuant to a tax sharing agreement between Group and the Company. The tax provision for the Company has been computed on a separate return basis.

Recent Accounting Developments

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, *Fair Value Measurements* ("FAS 157"). FAS 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The Company adopted FAS 157 as of the beginning of 2008. There was no transition adjustment related to the adoption of FAS 157.

In June 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, as interpretation of FASB Statement No. 109* ("FIN 48"). Following the current FASB guidance for the implementation of FIN 48, the Company plans to adopt FIN 48 for the fiscal year ending December 31, 2009. In accordance with the provisions of FIN 48, the Company must recognize a tax benefit or liability from an uncertain tax position if there is a 50 percent or greater likelihood the related tax position will be affirmed by a taxing authority with full knowledge of the facts and circumstances surrounding the position.

3. Fair Value

FAS 157 applies to all financial instruments that are measured and reported on a fair value basis. FAS 157 defines fair value and establishes a framework for measuring fair value, as well as establishes fair value hierarchy based on inputs used in measure fair value.

FAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1: Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;

Level 2: Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured;

3. Fair value (continued)

Level 3: Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

The following is a summary of the financial instruments measured and reported at fair value in the statement of financial condition as of December 31, 2008:

Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level3)	Total
Assets:				
Certificates of deposit	$ 320,418	$ –	$ –	$ 320,418
U.S. government, federal agency, and sovereign obligations	1,500,000	–	–	1,500,000
Total assets	$1,820,418	$ –	$ –	$1,820,418

Certificates of deposits are included in cash and cash equivalents in the statement of financial condition. U.S. government, federal agency, and sovereign obligations are included in deposits with clearing organizations in the statement of financial condition. No other assets or liabilities are measured at fair value under FAS 157 as of December 31; 2008

4. Fixed Assets

At December 31, 2008, fixed assets were comprised of:

Furniture and equipment	$ 2,422,539
Software	2,172,268
Leasehold improvements	232,856
	4,827,663
Less accumulated depreciation and amortization	(3,044,851)
	$ 1,782,812

4. Fixed Assets (Continued)

Included in software and accumulated depreciation and amortization is $2,007,460 and $1,715,916, respectively, related to internally developed software.

5. Retirement Savings Plans

The Company has a 401(k) plan covering all eligible employees, as defined by the plan. Under the plan, participants may voluntarily contribute a portion of their wages on a tax-deferred basis. The Company may make discretionary matching or profit sharing contributions to the plan. The Company also makes a non-elective contribution equal to three percent of compensation during each plan year.

6. Concentration of Credit Risk

The Company may maintain cash and cash equivalents at financial institutions in excess of federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to significant credit risks.

One customer accounted for 34%, of the accounts receivable balance at December 31, 2008.

7. Commitments and Contingencies

Capital Leases

The Company leases certain computer equipment under agreements that are classified as capital leases. The cost of equipment under capital leases was $660,464 at December 31, 2008. The leases expire at various dates through 2010.

The assets and related obligations have been recorded using the Company's incremental borrowing rate at the inception of the leases. The future minimum lease payments required under the capital leases as of December 31, 2008, are as follows:

2009	$235,548
2010	100,895
Total minimum lease payments	336,443
Less amount representing interest	(45,601)
Present value of net minimum lease payments	$290,842

7. Commitments and Contingencies (continued)

Operating Leases

The Company is obligated under a non-cancellable operating lease to pay the following minimum rentals, which will be reduced by sublease rental payments due to the Company:

	Lease Payments	Sublease Rentals Due	Net Lease Payments
Year:			
2009	$ 354,276	$ (77,897)	$ 276,379
2010	410,491	(58,423)	352,068
2011	468,397	–	468,397
2012	482,449	–	482,449
2013	496,922	–	496,922
Thereafter	904,275	–	904,275
	$3,116,810	$(136,320)	$2,980,490

The operating leases are subject to periodic escalation charges. The Company's operating lease expires in September 2015 and the subleases expire in September 2010.

8. Guarantees

FASB Interpretation No. 45 ("FIN 45"), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company enters into standard indemnification agreements in the ordinary course of business. Pursuant to these agreements, the Company indemnifies, holds harmless, and agrees to reimburse the indemnified party for certain losses suffered or incurred by the indemnified party, generally the Company's business partners or customers, in connection with certain claims by any third party with respect to the Company's products or services. The term of these indemnification agreements is generally perpetual any time after execution of the agreement. The maximum potential amount of future payments the Company could be required to make under these indemnifications agreements is unlimited. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

9. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital equal to the greater of $100,000 or 6-2/3 percent of aggregate indebtedness, all as defined. At December 31, 2008, the Company had net capital of $3,022,582, which was $2,685,316 in excess of its minimum net capital requirement of $337,266. The Company's net capital ratio was 1.67 to 1.

The Company is also subject to The Options Clearing Corporation ("OCC") Rule 302 which requires maintenance of net capital equal to the greater of $2,000,000 or 6-2/3 percent of aggregate indebtedness. At December 31, 2008, the Company was $1,022,582 in excess of this minimum net capital requirement.

10. Related Party Transactions

The Company incurs a support service fee to cover shared expenses with ConvergEx and various affiliated entities, whereby certain management, administrative and technical services are provided to the Company. At December 31, 2008, the Company had a payable of $148,718 related to these services which is included in accounts payable and other accrued expenses.

Under a separate agreement, the Company contracts with ConvergEx Execution Solutions ("CES"), to supply execution and clearing services. The Company was due $27,486 from CES at December 31, 2008 relating to these services.

In 2008, the Company paid dividends to ConvergEx on a quarterly basis. The dividends paid are generally based upon the Company's earnings for the previous quarter and require the approval of the Board of Managers. In 2009, the Company expects to continue declaring and paying quarterly dividends to ConvergEx.

END